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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of January, 2004

                       Commission File Number 000 - 13979

                            BREAKWATER RESOURCES LTD.
                 (Translation of registrant's name into English)

         95 WELLINGTON STREET WEST, SUITE 2000, TORONTO, ONTARIO M5J 2N7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F X  Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes ..... No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The attached exhibit is a material change report that contains forward-looking statements. When used in this exhibit the words "anticipate", "believe", "intend", "estimate", "plans", "projects", "expect", "will", "budget", "could", "may", and similar expressions are intended to identify forward-looking statements. To the extent that the exhibit contains forward-looking statements regarding operating results or business prospects please be advised that the actual operating results and business performance of Breakwater Resources Ltd. may differ materially from that anticipated, projected or estimated in such forward-looking statements.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               BREAKWATER RESOURCES LTD.
                                                      (Registrant)


                                               By: (signed) E. Ann Wilkinson
                                                   -----------------------------
                                                   E. Ann Wilkinson
                                                   Corporate Secretary
Date: January 30, 2004

                                INDEX TO EXHIBITS

     The following documents are being filed with the Commission as exhibits to, and are incorporated by reference into and form part of, the report on Form 6-K.

Number
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1.   Material Change Report dated January 29, 2004
2.   Material Change Report dated January 30, 2004